UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-28311
NOTIFICATION OF LATE FILING	CUSIP NUMBER 825784 10 1

(Check one):	✓	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:		June 30, 2015

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SIBLING GROUP HOLDINGS, INC.
Full Name of Registrant.

N/A
Former Name if Applicable

7512 Dr. Phillips Boulevard, Suite 50-209
Address of Principal Executive Office (Street and Number)

Orlando, Florida 32819
City, State and Zip Code:

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

✓

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Sibling Group Holdings, Inc. (the “Company”) is unable to timely file its Annual Report on Form 10-K for the fiscal year ended June 30, 2015 (the “2015 Form 10-K”) without unreasonable effort or expense because of difficulties in completing the presentation of financial statements and analysis thereof in sufficient time to permit the filing of the 2015 Form 10-K in a timely manner due to limited accounting personnel and complications in compiling information necessary to complete the audit of its financial statements. The 2015 Form 10-K is currently being prepared, and the Company intends to file the 2015 Form 10-K no later than the fifteenth calendar day following the prescribed due date of the 2015 Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Angelle Judice	(225)	363-6713
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			✓	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			✓	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the information currently available, the Company expects that its results of operations for the fiscal year ended June 30, 2015 will be significantly different from the results of operations of the corresponding period for the last fiscal year for the reasons discussed below.

Effective, June 27, 2014, the Company changed its fiscal year end from December 31 to June 30. The audited financial statements for the corresponding period for the last fiscal year presented in the Transition Report on Form 10-K (the “2014 Form 10-K”) filed by the Company with the Securities and Exchange Commission (the “SEC’) on October 7, 2014 include financial statements for six-month period ended June 30, 2014, and the fiscal year ended December 31, 2013. The audited financial statements to be presented in the 2015 Form 10-K will include financial statements for the fiscal year ended June 30, 2015 and the twelve months ended June 30, 2014.

As of May 30, 2014, the Company completed the acquisition of the assets of BlendedSchools.Net (“Blended Schools Network”). The results of operations presented in the 2014 Form 10-K reflect only one month of the operations of Blended Schools Network, whereas the results of operations to be presented in the 2015 Form 10-K will include Blended Schools Network’s operations for the full twelve months.

Additionally, as previously disclosed in the Company’s Form 10-Q for the quarter ended March 31, 2015 (the “Third Quarter Form 10-Q”) filed with the SEC on June 26, 2015, on January 28, 2015, the Company entered into a share exchange agreement (the “Share Exchange Agreement”) with Urban Planet Media & Entertainment, Corp. (“Urban Planet”) and its shareholders pursuant to which the Company issued 10,500,000 shares of its common stock to the shareholders of Urban Planet in exchange for all of the issued and outstanding shares of Urban Planet. As a result, and as contemplated by the Share Exchange Agreement, Urban Planet became a wholly owned subsidiary of the Company.

On June 16, 2015, the Company concluded that it was necessary to write down the value of the investment in Urban Planet, based on industry information from an independent third party, to two times the revenue reported by Urban Planet for the calendar year 2014, which totaled $249,692. As a result, the Company incurred a non-cash impairment charge in the amount of $1,722,408, which is reported as “Impairment of Urban Planet assets acquired” in the Condensed Consolidated Statements of Operations filed as part of the Third Quarter Form 10-Q. The Company’s determination to recognize the impairment charge was based on the expiration of a grant and service agreement that previously contributed to Urban Planet revenues and the Company’s decision to suspend the development of a proposed Urban Planet product. Furthermore, the Company evaluated the viability of another Urban Planet product which was expected to be released for sale in May 2015 and for marketability reasons, determined to cancel production of the product and expense the entire cost of approximately $260,932 in the fourth quarter of fiscal 2015.

As a result of the acquisition of Blended Schools Network near the end of fiscal 2014, the acquisition and subsequent write-down of Urban Planet in fiscal 2015 and the fiscal 2015 fourth quarter Urban Planet product expense, the Company expects to report a net loss for the fiscal year ended June 30, 2015 of approximately $7,040,000, as compared to a net loss of approximately $1,795,233 for the twelve months ended June 30, 2014.

Sibling Group Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 28, 2015	By:	/s/ Angelle Judice
Angelle Judice Chief Financial Officer